[Mechanical Technology, Incorporated letterhead]

August 17, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

ATTN: Dan Morris

Re:       Mechanical Technology, Incorporated (the “Company”)

Withdrawal of Post-effective Amendment No. 1 to Form S-3 Registration Statement

File No. 333-112464, filed on March 9, 2018

Accession No.: 0001003297-18-000045

Dear Mr. Morris:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the above-referenced amendment to its Form S-3 Registration Statement and hereby requests that an order of the Securities and Exchange Commission consenting to the withdrawal be entered.

This request to withdraw the above-referenced post-effective amendment is submitted because due to an error by the Company’s financial printer, the post-effective amendment was incorrectly tagged as a pre-effective amendment.  On March 16, 2018, the Company re-filed the post-effective amendment correctly tagged as “POS AM” (Accession No. 0001003297-18-000078).

Very truly yours,
MECHANICAL TECHNOLOGY, INCORPORATED

By: /s/ Frederick W. Jones
Frederick W. Jones
Chief Executive Officer, Chief Financial Officer
and Secretary